Exhibit 99.5

DBS Satellite Services (1998) Ltd.

Financial Statements

For The Year Ended December 31, 2012

The information contained in these financial statements constitutes a translation of the financial statements published by the Company.  The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect.  This translation was prepared for convenience purposes only.

DBS Satellite Services (1998) Ltd.
Financial Statements at December 31, 2012

Contents

Report of Independent Registered Public Accounting Firm	2

Financial Statements

Statement of Financial Position	3-4

Statement of Income	5

Statement of Comprehensive Income and Loss	6

Statement of Changes in Equity	7-8

Statement of Cash Flows	9-10

Notes to the Financial Statements	11-52

Somekh Chaikin KPMG Millennium Tower 17 Ha’arbah St. PO Box 609, Tel Aviv 61006 Israel	Telephone 972 3 684 8000 Fax 972 3 684 8444 Website: www.kpmg.co.il

Auditors' Report to the Shareholders of
D.B.S Satellite Services (1998) Ltd.

We have audited the accompanying statements of financial position of D.B.S Satellite Services (1998) Ltd. (hereinafter “the Company”) as of December 31, 2012 and 2011 and the statement of operations, statements of  comprehensive loss, statements of changes in deficit and statements of cash flows, for each of  the three years, the last of which ended December 31, 2012. These financial statements are the responsibility of the Company's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Israel, including standards prescribed by the Auditors Regulations (Manner of Auditor's Performance) - 1973. Such standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by Management of the Company, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,  the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011 and its results of operations, statements of  comprehensive loss ,changes in its deficit and its cash flows, for each of the three years,  the last of which ended December 31, 2012, in accordance with International Financial Reporting Standards (IFRS) and in accordance with the Securities Regulations (Annual Financial Statements) - 2010.

Without qualifying our opinion, we draw attention to Note 5 with respect to the financial position of the Company.

Somekh Chaikin
Certified Public Accountants (Isr.)

March 5, 2013

DBS Satellite Services (1998) Ltd.

Financial Statements at December 31, 2012

Statement of Financial Position at December 31

		2012	2011
	Note	NIS thousands	NIS thousands

Assets
Cash and cash equivalents		-	13,325
Trade receivables	6	163,043	159,596
Other receivables	6	1,674	8,020
Total current assets		164,717	180,941

Broadcasting rights, net of rights exercised	7	377,349	330,572
Property, plant and equipment, net	8	745,365	675,954
Intangible assets, net	9	99,864	94,227
Total non-current assets		1,222,578	1,100,753

Total assets		1,387,295	1,281,694

The attached notes are an integral part of these financial statements

DBS Satellite Services (1998) Ltd.

Financial Statements at December 31, 2012

Statement of Financial Position at December 31

		2012	2011
	Note	NIS thousands	NIS thousands

Liabilities
Borrowings from banks	10	69,322	85,998
Current maturities for debentures	14	174,305	57,494
Trade payables and service providers	11	396,572	409,298
Other payables	12	172,412	167,060	*
Provisions	13	6,200	40,647	*
Total current liabilities		818,811	760,497
Debentures	14	1,364,840	1,120,806
Bank loans	10	-	337,679
Loans from shareholders	15	3,085,742	2,677,916
Long-term trade payables	16	73,899	28,907	*
Employee benefits	17	5,837	6,171
Total non-current liabilities		4,530,318	4,171,479
Total liabilities		5,349,129	4,931,976
Capital deficit
Share capital	21	29	29
Share premium		85,557	85,557
Option warrants		48,219	48,219
Capital reserves		1,537,271	1,537,271
Capital reserve for share-based payments		10,280	10,280
Retained loss		(5,643,190)	(5,331,638)
Total capital deficit		(3,961,834)	(3,650,282)
Total liabilities and capital		1,387,295	1,281,694

David Efrati	Ron Eilon	Micky Neiman
Authorized to sign on behalf of the chairman of the board	CEO	CFO

(See Note 31).

Date of approval of the financial statements: March 5, 2013

* Reclassified – see Note 2.G regarding a change in classification.

The attached notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.

Financial Statements at December 31, 2012

Statements of Income for the Year Ended December 31

		2012	2011	2010
	Note	NIS thousands	NIS thousands	NIS thousands

Revenues		1,635,994	1,618,809	1,582,930
Cost of revenues	22	1,067,087	1,028,168	1,128,848
Gross profit		568,907	590,641	454,082
Sales and marketing expenses	23	166,274	152,737	143,202
General administrative expenses	24	149,884	143,036	132,561
Operating profit		252,749	294,868	178,319
Financing expenses		155,431	168,991	181,584
Financing income		(1,859)	(23,163)	(9,313)
Financing expenses for shareholder loans		407,826	377,529	318,499
Financing expenses, net	25	561,398	523,357	490,770
Loss before income tax		(308,649)	(228,489)	(312,451)
Income tax	26	1,668	1,128	1,188
Loss for the period		(310,317)	(229,617)	(313,639)

Basic and diluted loss per share (in NIS)		10,380	7,681	10,491

The attached notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.

Financial Statements at December 31, 2012

Statements of Comprehensive Income for the Year Ended December 31

		2012	2011	2010
	Note	NIS thousands	NIS thousands	NIS thousands

Loss for the period		(310,317)	(229,617)	(313,639)
Other items of comprehensive income:
Actuarial gains (losses) from a defined benefit plan	17	(1,235)	(80)	(1,535)
Other comprehensive profit (loss) for the year		(1,235)	(80)	(1,535)
Total comprehensive loss for the year		(311,552)	(229,697)	(315,174)

The attached notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.

Financial Statements at December 31, 2012

Statements of Changes in Equity for the Year Ended December 31

		Share capital	Share premium	Option warrants	Capital reserve	Capital reserve for share-based payments	Accrued deficit	Total
	Note	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Balance at January 1, 2012		29	85,557	48,219	1,537,271	10,280	5,331,638))	(3,650,282)
Total comprehensive loss for the year
Loss for the year		-	-	-	-	-	(310,317)	(310,317)
Other comprehensive loss for the year		-	-	-	-	-	(1,235)	(1,235)
Total comprehensive loss for the year		-	-	-	-	-	(311,552)	(311,552)
Balance at December 31, 2012		29	85,557	48,219	1,537,271	10,280	(5,643,190)	(3,961,834)

Balance at January 1, 2011		29	85,557	48,219	1,537,271	9,391	(5,101,941)	(3,421,474)
Total comprehensive loss for the year
Loss for year		-	-	-	-	-	(229,617)	(229,617)
Other comprehensive loss for the year		-	-	-	-	-	(80)	(80)
Total comprehensive loss for the year		-	-	-	-	-	(229,697)	(229,697)
Transactions with owners recognized directly in equity
Share-based payments	18	-	-	-	-	889	-	889
Balance at December 31, 2011		29	85,557	48,219	1,537,271	10,280	(5,331,638)	(3,650,282)

The attached notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.

Financial Statements at December 31, 2012

Statements of Changes in Equity for the Year Ended December 31

		Share capital	Share premium	Option warrants	Capital reserve	Capital reserve for share-based payments	Accrued deficit	Total
	Note	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Balance at January 1, 2010		29	85,557	48,219	1,537,271	6,931	(4,786,767)	(3,108,760)
Total comprehensive loss for the year
Loss for the year		-	-	-	-	-	(313,639)	(313,639)
Other comprehensive loss for the year		-	-	-	-	-	(1,535)	(1,535)
Total comprehensive loss for the year		-	-	-	-	-	(315,174)	(315,174)
Transactions with owners recognized directly in equity
Share-based payments	18	-	-	-	-	2,460	-	2,460
Balance at December 31, 2010		29	85,557	48,219	1,537,271	9,391	(5,101,941)	(3,421,474)

The attached notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.

Financial Statements at December 31, 2012

Statements of Cash Flows for the Year Ended December 31

	2012	2011	2010
	NIS thousands	NIS thousands	NIS thousands

Cash flows from operating activities
Loss for the period	(310,317)	(229,617)	(313,639)
Adjustments:
Depreciation and amortization	248,250	276,393	284,732
Financing expenses, net	548,997	519,716	465,562
Loss (profit) from sale of property, plant and equipment	504	(515)	(35)
Share-based payments		889	2,460
Income tax expenses	1,668	1,128	1,188

Change in trade receivables	(3,447)	9,251	(8,695)
Change in other receivables	6,346	3,130	363
Change in broadcasting rights, net of rights exercised	(46,777)	(26,082)	(19,724)
Change in payables and other liabilities	(24,271)	(39,411)	80,928
Change in employee benefits	(1,569)	(605)	(438)

	729,701	743,894	806,341
Income tax paid	(1,337)	(1,128)	(1,188)

Net cash from operating activities	418,047	513,149	491,514

Cash flows from investment activities
Proceeds from sale of property, plant and equipment	471	747	1,589
Purchase of property, plant and equipment	(240,686)	(207,741)	(226,728)
Payments for programs and licenses	(43,531)	(32,181)	(14,897)
Payments for subscriber acquisition	-	(24,414)	(36,756)
Net cash used for investment activities	(283,746)	(263,589)	(276,792)

The attached notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.

Financial Statements at December 31, 2012

Statements of Cash Flows for the Year Ended December 31 (contd.)

	2012	2011	2010
	NIS thousands	NIS thousands	NIS thousands

Cash flows from finance activities
Repayment of loans from institutions	-	-	(115,731)
Bank loans received	-	-	255,000
Repayment of bank loans	(423,235)	(97,277)	(580,718)
Repayment of debentures	(58,211)	(57,271)	(55,020)
Short-term bank credit, net	66,046	(85,294)	41,232
Payment for finance lease obligation	(1,554)	(768)	-
Interest paid	(125,674)	(114,178)	(203,444)
Issue of debentures, net	395,002	118,553	443,959
Net cash used for finance activities	(147,626)	(236,235)	(214,722)

Decrease in cash and cash equivalents	(13,325)	13,325	-
Cash and cash equivalents at beginning of period	13,325	-	-
Cash and cash equivalents at end of period	-	13,325	-

The attached notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 1 – GENERAL

A.	Reporting entity

DBS Satellite Services (1998) Ltd. (“the Company”) was incorporated in Israel on December 2, 1998 The Company holds a license from the Ministry of Communications for satellite television broadcasts (“the License”). The License is valid until January 2017 and may be extended for a further six years under certain conditions. The Company’s operations are subject to, inter alia, the Communications (Telecommunications and Broadcasts) Law 1982 (“the Communications Law”) and the regulations and rules promulgated thereunder, and to the terms of the License.

Pursuant to its license Bezeq The Israel Telecommunication Corporation Limited (“Bezeq”), is required to maintain structural separation between it and its subsidiaries, and between it and the Company. In addition, the licenses of the Company and Bezeq impose restrictions on joint marketing of services (service bundles).

In 2009, the Supreme Court accepted the Antitrust Commissioner’s appeal of the ruling of the Antitrust Tribunal approving the merger (as defined in the Antitrust Law, 1988) between the Company and Bezeq by exercising the options held by Bezeq in the Company, subject to certain conditions, and ruled against the merger.

In October 2012 the Antitrust Authority notified the Company that in its opinion cooperation between the Company and between Bezeq in the marketing of a joint service bundle constitutes cooperation between (potential) competitors in a competitive arena (as a result of the above-mentioned ruling handed down by the Supreme Court) verging on a cartel arrangement (even if it complies with the terms of the broadcasting license) requiring exemption or approval under the Antitrust Law, and the Commissioner does not intend to grant an exemption from the need to obtain approval for such an arrangement.

The Company believes that as a result of the development of competition between the telecommunications groups and the increasing importance of providing comprehensive communications services, if the restrictions on Bezeq’s control of the Company and on Bezeq’s cooperation with it remain intact, the adverse effect of these restrictions on the Company’s expenses is liable to increase.

NOTE 2 - BASIS OF PREPARATION

A.	Definitions

In these financial statements -

(1)	The Company: DBS Satellite Services (1998) Ltd.

(2)	Related party: As defined in IAS 24, Related Party Disclosures

(3)	Interested parties: As defined in paragraph (1) of the definition of an “interested party” in section 1 of the Securities Law, 1968

B.	Statement of compliance

These financial statements have been prepared in conformity with International Financial Reporting Standards (IFRS) and with the provisions of the Israeli Securities Regulations (Annual Financial Statements), 2010.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 2 - BASIS OF PREPARATION (CONTD.)

The Company adopted IFRS for the first time in 2006 and so the date for the transition to IFRS was set as January 1, 2005 (“the IFRS Transition Date”).

The financial statements were approved by the Board of Directors on March 5, 2013.

C.	Functional and presentation currency

These financial statements are presented in NIS, which is the Company’s functional currency, and have been rounded to the nearest thousand. The NIS is the currency that represents the principal economic environment in which the Company operates.

D.	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following assets and liabilities: derivative financial instruments, shareholder loans, provisions and liabilities for employee benefits. For further information regarding the way in which these assets and liabilities are measured, see Note 3 - Significant Accounting Policies. The methods used to measure fair value are described in Note 4 – Determination of Fair Value.

The value of non-monetary assets and equity items that were measured on the historical cost basis was adjusted to changes in the CPI until December 31, 2003, since until that date Israel was considered a hyperinflationary economy.

E.	Operating cycle

The Company's operating cycle is no more than one year. Therefore, current assets and current liabilities include items intended and expected to be realized within one year from the date of the financial statements.

F.	Use of estimates and judgment

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Company’s financial statements requires management to make assumptions regarding circumstances and events that involve considerable uncertainty. The Company’s management prepares the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future affected period.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 2 - BASIS OF PREPARATION (CONTD.)

Following is information about significant estimates and judgments made by management while implementing accounting policies and which have a material effect on the financial statements:

Estimates	Principal assumptions	Possible consequences	Reference
Useful life	The useful life of groups of property plant and equipment, intangible assets and broadcasting rights	Recording depreciation expenses in the ledgers.	Note 3 (B); Note 3 (C); Note 3 (D).
Provisions and contingent liabilities	Assessment of the changes of actions against the Company and measurement of the potential liabilities for the actions.	Cancellation or creation of a provision for an action and recognition of revenues/expenses respectively.	Note 13 and Note 20.

G.	Reclassification

Insignificant amounts in the comparative figures have been reclassified in the relevant item in the financial statements.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these financial statements.

A.	Foreign currency transactions

Transactions in foreign currency are translated into the functional currency of the Company at the exchange rate on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies on the reporting date are retranslated to the functional currency of the exchange rate on that date.

B.	Broadcasting rights

Broadcasting rights are stated at cost, net of rights exercised.
The cost of broadcasting rights includes the amounts paid to the content provider plus direct costs incurred for adjustment of the rights to the broadcast. Broadcasting rights are amortized on the basis of actual broadcasts from the total number of expected broadcasts in accordance with management estimates, or permitted under the agreement (the part that has not been amortized by the end of the agreement is amortized in full upon termination of the agreement), or in a straight line according to the period of the rights agreement or its economic life, the shorter of the two. The net adjustment of the broadcasting rights is presented as an adjustment of earnings as part of ongoing operations in the statement of cash flows.

C.	Property, plant and equipment

(1)	Recognition and measurement

The Company has opted to measure items of property, plant and equipment at cost less accumulated depreciation and accumulated impairment losses.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

The cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, and any other costs directly attributable to bringing the assets to the site and condition as intended by management. The cost of software that is integral to the functionality of the related equipment is recognized as part of the cost of that equipment.

When major parts of items of property, plant and equipment (including costs of major periodic inspections) have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

(2)	Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized as part of the carrying amount of said item if it is probable that the future economic benefits embodied in the item will flow to the Company and the cost of the item can be reliably measured. The carrying amount of the replaced part is derecognized. Ongoing maintenance costs are recognized in the statement of income when they are created.

(3)	Depreciation

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment.

Years
Broadcasting and receiving equipment	6.67;5
Installation costs *	1-3,15
Digital satellite decoders	4,5,6,8
Office furniture and equipment	6.67-14.2
Computers	3, 5

*     The costs of installation in apartments are depreciated over the period of enjoyment expected from the benefits claimed for the installation.

Leasehold improvements are depreciated over the shorter of the rental period or the expected useful life of the improvements.

D.	Intangible assets

(1)	Acquisition of subscribers

The Company discounts the direct sale commissions paid to marketers and salespersons for sales of services to subscribers who have signed long-term commitments with the Company and recognizes these costs as an intangible asset. When the subscriber terminates the agreement period, the balance of the asset is amortized immediately. For customers who are out of contract the Company immediately amortizes the subscriber acquisition costs on the income statement. The Company stopped discounting the sales commissions at the end of 2011 when the agreement period was canceled by legislation.

(2)	Software

Standalone software that adds functionality to the hardware is classified as an intangible asset.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

(3)	Development

Development activities involve a plan for the production of products for new processes in order to bring about substantial improvements in existing products or processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Company intends to and has sufficient resources to complete development and to use or sell the asset. The costs recognized as an intangible asset include the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use and capitalized credit costs. Other development expenditure is recognized in profit or loss as incurred.

In later periods capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses.

(4)	Amortization

Amortization of intangible assets is recognized in the statement of income on a straight-line basis over the estimated useful life of the intangible assets, from the date on which the assets are available for use.

Estimated useful lives for the current and comparative periods are as follows:

Years
Software	3,5
Subscriber acquisition costs*	1-3
Capitalized development costs	1-5

*     Pursuant to the terms and conditions of contracts with the subscribers.

E.	Financial instruments

(1)	Non-derivative financial assets

Non-derivative financial assets comprise trade and other receivables, cash and cash equivalents.

(A)	Initial recognition of non-derivative financial assets

A financial asset is recognized when the Company accepts the contractual terms of the instrument, in other words on the date on which the Company fulfilled its obligations under the contract.

Financial instruments are derecognized when the contractual rights of the Company to the cash flows from the asset expire, or the Company transfers the rights to receive the cash flows arising from the financial asset in a transaction where all the risks and benefits of ownership of the financial asset are transferred. Financial assets are sold in regular way sales on the trade date, meaning on the date on which the Company undertook to sell the asset.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

(C)   Classification of financial assets

The Company classifies financial assets as follows:

Cash and cash equivalents

Cash includes immediately usable cash balances and on-demand deposits. Cash equivalents include short-term investments (where the period between the original deposit date and the redemption date is up to 3 months) of a high level of liquidity which can easily be converted into known amounts of cash and which are exposed to insignificant risk of changes in value.

Trade receivables

Trade receivables are financial assets with payments which are fixed or which can be determined that are not traded on an active market.

(2)	Non-derivative financial liabilities

Non-derivative financial instruments include bank overdrafts, bank loans and credit, loans from shareholders and other credit providers, finance lease liabilities, trade payables and other payables.

(A)
Initial recognition of financial liabilities

Debt instruments are recognized initially on the date that they are created. Financial liabilities are initially recognized at fair value plus all the attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

(B)	De-recognition of financial instruments Financial liabilities are derecognized when the obligation of the Company, as specified in the agreement, expires or when it is discharged or canceled.

(C)
Change in terms of debt instruments

An exchange of debt instruments having substantially different terms, between an existing borrower and lender are accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability at fair value. Furthermore, a substantial modification of the terms of the existing financial liability or part of it, is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

(C)
Change in terms of debt instruments (contd.)

The terms are substantially different if the discounted present value of the cash flows according to the new terms, including any commissions paid, less any commissions received and discounted using the original effective interest rate, is different by at least ten percent from the discounted present value of the remaining cash flows of the original financial liability.

In addition to the aforesaid quantitative criterion, the Company examines, inter alia, whether there have been changes also in various economic parameters inherent in the exchanged debt instruments, therefore exchanges of CPI-linked debt instruments with unlinked instruments are considered exchanges with substantially different terms even if they do not meet the aforementioned quantitative criterion.

(D)
Offsetting financial instruments

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when the Company currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(3)	Derivative financial instruments

The Company holds derivative financial instruments to hedge its foreign currency risk exposure. The financial instruments comprise mainly forward transactions.

Derivative financial instruments are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value. Hedge accounting is not applied to derivative instruments that economically hedge financial assets and liabilities denominated in foreign currencies. Changes in the fair value of these derivatives are recognized in profit or loss, as part of the profits or losses from foreign currency.

(4)	CPI-linked assets and liabilities that are not measured at fair value

The value of CPI-linked financial assets and liabilities, which are not measured at fair value, is re-measured every period in accordance with the actual increase in the CPI.

F.	Impairment

(1)	Financial assets

A financial asset is tested for impairment when objective evidence indicates that one or more events had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. All impairment losses are recognized in profit or loss.

(2)	Non-monetary assets

The carrying amounts of the Company’s non-monetary assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the recoverable amount of the asset is estimated. The Company estimates the recoverable amount if there are indications of impairment.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For the purpose of impairment testing, the assets are grouped together into the smallest group of assets that generates cash from continuing use that are largely independent of other assets or groups of assets (“cash-generating unit”).

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount and is recognized in profit or loss.

G.	Employee benefits

(1)	Post-employment benefits

The Company has a number of post-employment benefit plans. The plans are usually financed by deposits with insurance companies and they are classified as defined contribution plans and defined benefit plans.

(A)	Defined contribution plans

The Company’s obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in the statement of income in the periods during which services are rendered by employees.

(B)	Defined benefit plans

The Company’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is presented at its present value less the fair value of any plan assets. The discount rate is the yield at the reporting date on government bonds denominated in the same currency that have maturity dates approximating the terms of the Company’s obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

When the calculation results in an asset for the Company, an asset is recognized up to the net present value of economic benefits available in the form of a refund from the plan or a reduction in future contributions to the plan. An economic benefit in the form of refunds or reduction in future payments will be considered to be available when it can be exercised during the life of the plan or after settlement of the obligation.

When the minimum contribution requirement includes an obligation to pay additional amounts for services that were provided in the past, the Company recognizes an additional obligation (increases the net liability or decreases the net asset), if such amounts are not available as an economic benefit in the form of a refund from the plan or the reduction of future contributions.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized as an expense in profit or loss on a straight-line basis over the average period until the benefits vest. If the benefits vest immediately, the expense is recognized immediately in profit or loss.

The Company has decided to recognize immediately, directly in retained earnings through other comprehensive income, all actuarial gains and losses arising from defined benefit plans.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

The Company offsets an asset relating to one benefit plan from the liability relating to another benefit plan only when there is a legally enforceable right to use the surplus of one plan to settle the obligation in respect of the other plans, and there is intent to settle the obligation on a net basis or to simultaneously realize the surplus of one plan and settle the obligation in the other plan.

(2)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided or upon the actual absence of the employee when the benefit is not accumulated (such as maternity leave).

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably. In the statement of financial position the employee benefits are classified as current benefits or as non-current benefits according to the time the liability is due to be settled.

(3)	Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than post-employment plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The benefit is discounted to its present value. The discount rate is the yield at the reporting date on government bonds denominated in the same currency that have maturity dates approximating the terms of the Company’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains or losses are recognized in the statement of income in the period in which they arise.

(4)	Share-based payments

The grant date fair value of share-based payment awards granted to employees is recognized as a salary expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the awards. The Company has decided to present the increase in capital in a capital fund for share-based payments. The amount recognized as an expense in respect of share-based payment awards that are conditional upon meeting service and non-market performance conditions is adjusted to reflect the number of awards that are expected to vest.

Share-based payment arrangements in which the parent company grants to the employees of the Company rights to its equity instruments are accounted for by the Company as equity-settled share-based payment transactions, meaning that the fair value of the grant is recognized directly in equity, as set out above.

H.	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

Legal claims

A provision for claims is recognized if, as a result of a past event, the Company has a present legal or constructive obligation and it is more likely than not that an outflow of economic benefits will be required to settle the obligation and the amount of obligation can be estimated reliably.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

I.	Revenues

(1)	Revenues from services rendered are recognized in the statement of income proportionately over the term of the agreement or upon providing the service.

(2)	Income from rental of digital satellite decoders is attributed proportionately over the term of the agreement.

(3)
Receipts from customers for the installation of terminal equipment which do not provide the customers with separate value are recognized as income in the statement of income over the period of enjoyment of the economic benefits.

(4)
The Company charges a deposit for the digital satellite decoders rented by its customers. The customers are entitled to receive a proportional refund of the deposit upon termination of the agreement, according to the terms in the agreement. The revenues from deposit deductions are attributed to the statement of income, according to the terms of the agreements with the customers.

(5)	Commissions: When the Company acts in the capacity of an agent rather than as the principal in a transaction, the income recognized is the net amount of commission.

J.	Income tax expenses

Income tax expense comprises current and deferred taxes. Current and deferred taxes are recognized in the statement of income, or are recognized in other comprehensive income if they relate to items recognized in other comprehensive income.

Current tax is the expected tax payable (or receivable) on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date.

K.	Leased assets

Leases where the Company bears most of the risks and rewards are classified as financing leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of future minimum lease payments. After initial recognition, the asset is treated in accordance with the accounting policies used for the asset. Other leases are classified as operating leases; the leased assets are not recognized in the Company's Statement of Financial Position.

Payments made under operating leases are recognized in the statements of income on a straight-line basis over the term of the lease. Minimum lease payments made under financing leases are apportioned between financing expenses and amortization of the outstanding liability.

At the start of the arrangement or upon re-examination, the Company determines whether an arrangement is a lease or if it contains a lease. A specific asset is subject to a lease if the existence of the arrangement depends on the use of a specific asset or assets. An arrangement transfers the right to use the asset if it transfers the right to control the use of the asset. Payments and other considerations required under the arrangement are separated at the beginning of the arrangement or upon the re-examination for the lease payments and other elements based on their relative fair values.

L.	Loss per share

Basic loss per share is calculated by dividing the loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

M.	Financing income and expenses

Financing income comprises interest income on funds invested, foreign currency gains and gains on derivative instruments that are recognized in the statement of income. Interest income is recognized as accrued using the effective interest method.

Financing expenses comprise interest expense and linkage differentials on borrowings, impairment losses of financial assets and losses on derivative instruments recognized in the statement of income. All borrowing costs are recognized in profit or loss using the effective interest method.

The statements of cash flows present interest paid as cash flows from financing operations.

N.	Transactions with a controlling shareholder

Assets and liabilities included in a transaction with a controlling shareholder are measured at fair value on the date of the transaction.

As this is a capital transaction, the differences between the fair value and the proceeds from the transaction are attributed to equity.

O.	New standards and interpretations not yet adopted

(1)
The Company will apply the following standards and amendments to the standards (“the New Standards”) from January 1, 2013. The Company believes that the first application of these standards will not have a material effect on its financial statements:

 IFRS 13 - Fair Value Measurement.

 IAS 19 - Employee Benefits.

An amendment to IFRS 7 - Financial Instruments: Disclosures regarding rules for offsetting assets and liabilities.

(2)	IFRS 9 (2010), Financial Instruments (“the Standard”)

The Standard will be applied for annual periods beginning on or after January 1, 2015. It may be applied earlier, subject to conditions to be determined. The Company is examining the effects of adopting the Standard on the financial statements.

(3)	Amendment to IAS 32 Financial Instruments: Presentation (“the Amendment”)

The Amendment to IAS 32 will be implemented retrospectively in respect of annual periods commencing January 1, 2014 or thereafter. Early implementation is possible subject to conditions determined. The Company is examining the effects of adopting the Amendments on the financial statements.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 4 – DETERMINATION OF FAIR VALUE

A number of the Company’s accounting policies and disclosures require the determination of fair value for both monetary and non-monetary assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. Further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

A.	Derivatives

The fair value of forward exchange contracts is based on their quoted price.

B.	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted by the market interest rate at the reporting date.

NOTE 5 – THE FINANCIAL POSITION OF THE COMPANY

A.
Since commencing its operations, the Company has accumulated considerable losses. The Company’s losses for 2012 and 2011 amounted to NIS 310 million and NIS 230 million, respectively. As a result of these losses, the Company's capital deficit and working capital deficit at December 31, 2012 amounted to NIS 3,962 million and NIS 654 million, respectively.

B.	1.
In May 2012 a bond was signed by the Company and a number of institutional entities (“the Lenders”) whereby the Lenders would extend a loan to the Company in the sum of NIS 392 million (“the  Bond”). The entire proceeds of the funds raised would be used to repay the long-term bank credit which the Company had obtained from the banks. The Company received the loan in July 2012 after compliance with the conditions precedent determined in the debentures.

In July 2012 the Company issued another series of debentures (Series B) by way of expansion of the series, in the sum of NIS 10 million, the proceeds of which, together with the funds from the loan for the Bond, were used in full repayment of the long-term bank credit. For details of the debentures, see Note 14.

2.	In October 2012, Standard & Poor's Maalot confirmed a rating of ilA- for the Company and for all its debentures with stable outlook.

3.	At December 31, 2012, the Company is in compliance with the financial covenants under the financing agreement and the debentures. See Note 27 for information about compliance with the covenants.

4.
The Company's management believes that the financial resources available to it, which  include the working capital deficit and  the scope of potential capital to be raised, will be sufficient for the Company’s operating needs in the coming year based on the forecasted cash flow approved by the Company’s board of directors. If additional resources are required to meet its operational requirements for the coming year, the Company will adapt its operations to preclude the need for additional resources beyond those available to it.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 6 – TRADE AND OTHER RECEIVABLES

	December 31, 2012	December 31, 2011
	NIS thousands	NIS thousands

Trade receivables (1)
Outstanding debts	36,185	34,395
Credit companies	134,368	132,576
Less provision for doubtful debts	(7,510)	(7,375)
	163,043	159,596

Other receivables (1)
Prepaid expenses	420	853
Pledged deposits	1,254	7,167
Others	1,674	8,020

(1)Including trade and other receivables that are related and interested parties	2,326	1,944

For further information about related and interested parties, see Note 30 – Related and interested parties. For the Company's exposure to currency and liquidity risks, see Note 29 – Financial instruments.

NOTE 7 –BROADCASTING RIGHTS, NET OF RIGHTS EXERCISED

	December 31,	December 31,
	2012	2011
	NIS thousands	NIS thousands

Cost	758,847	621,199
Less - rights exercised	381,498	290,627
	377,349	330,572

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 8 – PROPERTY, PLANT AND EQUIPMENT, NET

A.	Composition

	Broadcasting and reception equipment	Discounted installation costs		Digital satellite converters		Office furniture and equipment (including computers)	Leasehold improvements	Total
	NIS thousands

Cost
Balance at January 1, 2011	237,123	1,554,996	*	1,643,899	*	94,642	45,644	3,576,304
Additions during the year	6,980	77,449		127,461		13,731	1,338	226,959
Disposals during the year	-	(158)		(502)		(839)	-	(1,499)
Balance at December 31, 2011	244,103	1,632,287	*	1,770,858	*	107,534	46,982	3,801,764
Additions during the year	9,862	89,458		158,280		15,653	3,151	276,404
Disposals during the year	-	(428)		(203,250)		(184)	-	(203,862)
Balance at December 31, 2011	253,965	1,721,317		1,725,888		123,003	50,133	3,874,306

Accumulated depreciation
Balance at January 1, 2011	198,287	1,301,187	*	1,303,673	*	64,785	32,484	2,900,416
Additions during the year	13,468	91,505		109,460		10,156	2,072	226,661
Disposals during the year	-	(158)		(291)		(818)	-	(1,267)
Balance at December 31, 2011	211,754	1,392,534	*	1,412,842	*	74,123	34,557	3,125,810
Additions during the year	12,053	83,644		97,826		10,448	2,047	206,018
Disposals during the year	-	(428)		(202,399)		(60)	-	(202,887)
Balance at December 31, 2012	223,807	1,475,750		1,308,269		84,511	36,604	3,128,941

Carrying amount
At January 1, 2011	38,836	253,809	*	340,226	*	29,857	13,160	675,888

At December 31, 2011	32,349	239,753	*	350,016	*	33,411	12,425	675,954

At December 31, 2012	30,158	245,567		417,619		38,492	13,529	745,365

B.	Collateral

See Note 27.

C.	Credit acquisitions of property, plant and equipment

In the year ended December 31, 2012, credit for acquisitions of property, plant and equipment increased by NIS 35,718,000 (2011: NIS 19,218,000).

*              Reclassified – see Note 2.G regarding a change in classification.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 9 – INTANGIBLE ASSETS, NET

	Costs of acquisition of subscribers	Software licenses	Total
	NIS thousands

Cost
Balance at January 1, 2011	253,754	180,629	434,383
Additions during the year	21,240	39,950	61,190
Balance at December 31, 2011	274,994	220,579	495,573
Additions during the year	-	47,869	47,869
Disposals during the year	(119,707)	-	(119,707)
Balance at December 31, 2012	155,287	268,448	423,735
Accumulated depreciation
Balance at January 1, 2011	219,436	132,178	351,614
Additions during the year	34,692	15,040	49,732
Balance at December 31, 2011	254,128	147,218	401,346
Additions during the year	18,903	23,329	42,232
Disposals during the year	(119,707)		(119,707)
Balance at December 31, 2012	153,324	170,547	323,871

Carrying amount
At January 1, 2011	34,318	48,451	82,769

At January 1, 2012	20,866	73,361	94,227

At December 31, 2012	1,963	97,901	99,864

In the year ended December 31, 2012, credit for intangible asset acquisitions increased by NIS 4,338,000 (2011: NIS 4,595,000).

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 10 - BANK CREDIT

Additional information about the Company's exposure to interest, currency CPI and liquidity risks appears in Note 29.

With respect to collateral and restrictions pertaining to credit and to financial covenants, see Note 27.

	December 31,	December 31,
	2012	2011
	NIS thousands	NIS thousands

Short-term credit	69,322	441
Current maturities of bank loans	-	85,557
Long-term loans from banks	-	337,679
	69,322	423,677

NOTE 11 – SUPPLIERS AND SERVICE PROVIDERS

	December 31,	December 31,
	2012	2011
	NIS thousands	NIS thousands

Open accounts	335,436	363,312
Notes and checks for repayment	61,136	45,986
	396,572	409,298

Including related and interested parties suppliers	89,441	119,055

For further information about related and interested parties suppliers, see Note 30 – Related and interested parties.

For the Company’s exposure to currency and liquidity risks for part of the trade balances, see Note 29 – Financial Instruments

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 12 – OTHER PAYABLES

	December 31,	December 31,
	2012	2011
	NIS thousands	NIS thousands

Employees and institutions with respect to wages	30,366	30,743
Provisions for vacation and convalescence pay	10,732	10,952
Interest payable for debentures	33,800	29,839
Deposits from customers, net	2,411	4,283
Institutions	40,227	39,061
Prepaid income	23,305	17,009
Others	31,571	35,173
	172,412	167,060

For information about the Company’s exposure to currency and liquidity risks for part of the payables balances, see Note 29 – Financial Instruments

* Reclassified – see Note 2.G regarding a change in classification.

NOTE 13 - PROVISIONS

December 31,
2012
NIS thousands

Balance at January 1, 2012	40,647 *
Provisions during the period	4,301
Provisions realized during the period	(31,889)
Provisions eliminated during the period	(6,884)
Effect of time lapse (linkage differentials)	25
Balance at December 31, 2012	6,200

During the normal course of business, various lawsuits were filed against the Company.

For information about the lawsuits and amounts of the exposure, see Note 20.

* Reclassified – see Note 2.G regarding a change in classification.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 14 – DEBENTURES

December 31, 2012
	% of nominal interest and linkage*	Redemption year	Redemption of original par value	Par value	Accounting value
				NIS thousands
Debenture A	Linked + 8.4%	2012 – 2013 2014 – 2017	8% 17%	471,428	552,006
Debenture B	Linked + 5.85%	2013 – 2017 2018 – 2019	14% 15%	576,621	596,313
2012 Bond	Linked + 6.4%	2013 – 2017 2018 - 2022	8% 12%	392,000	390,826

* Each of the debentures contains a mechanism for reducing and increasing the interest in the event of occurrences stipulated in the deeds of trust and in the debentures.

A.
The Company has a series of bonds which were issued to institutional investors in 2007 and were listed on the TACT-institutional system of the Tel Aviv Stock Exchange (“the Debentures (Series A”)) pursuant to a deed of trust between the Company and Hermetic Trust (1975) Ltd. (“Trustee A” and “Deed of Trust A”), respectively).

Deed of Trust A stipulates that the Company may register first liens in favor of holders of additional debentures which it might issue and/or add them to liens in favor of the trustee without agreement from the trustee, provided that the ratio between the Company's total debt (after issue of the above debentures and including the proceeds thereof) at the end of the quarter preceding the issue, and its EBITDA in the 12 months ending at the end of the last calendar quarter does not exceed 6.5. Deed of Trust A defines total debt as the Company's debts which are secured by a first lien, unlimited in amount, on all the Company's assets pari passu with the collateral created by the Company in favor of the holders of Debentures (Series A).

Moreover, Deed of Trust A defines various events (such as insolvency proceedings, breach and exercise of liens on most of the Company's assets), which, should they occur after the warning period stipulated in the deed, will allow immediate call for repayment, pursuant to the provisions in the Deed of Trust, and the right to immediate repayment of the bank collateral, or immediate repayment of another series of debentures issued by the Company, if its balance for settlement exceeds the amount set out in the deed.

In order to enable the rating of the Debentures (Series A) the Company undertook to S&P Maalot (and only to it) that it would not make repayment on account of the shareholder loans before the end of the life of the Debentures (Series A).

B.
The Company has a series of bonds which were issued to institutional investors in 2010 and were listed on the TACT-institutional system of the Tel Aviv Stock Exchange and expanded in 2011 and in 2012 (“the Debentures (Series B”)) pursuant to a deed of trust between the Company and Hermetic Trust (1975) Ltd. (“Trustee B” and “Deed of Trust B”), respectively).

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 14 – DEBENTURES (CONTD.)

B.	(contd.)

Deed of Trust B stipulates that the Company may register first liens in favor of holders of additional debentures which it might issue and/or add them to liens in favor of the trustee without agreement from the trustee, provided that the rating does not drop below the rating of the Debentures (Series B) at that time (if their rating does not exceed their start rating) and that the ratio between the Company's total debt (the Company's debts which are secured by a first lien, unlimited in amount, on all the Company's assets pari passu with the collateral created by the Company in favor of the holders of Debentures (Series A), less the sums of cash and monetary deposits at the disposal of the Company) after issue of the above debentures and including the proceeds thereof) at the end of the quarter preceding the issue, and its EBITDA (the Company's total operating profit from ordinary operations, excluding financing expenses and taxes, plus depreciation and amortization and plus exceptional non-recurring provisions and expenses) in the 12 months ending at the end of the last calendar quarter does not exceed 5.7.

At December 31, 2012, the Company was in compliance with the debt/EBITDA ratio set out in Deed of Trust B (the Company's debt/EBITDA ratio at December 31, 2012 was 3.3).

Moreover, Deed of Trust B defines various events (subject to the extension periods set out in the deed), which, should they occur, will allow a call for immediate repayment of the debentures, subject to the provisions in the deed. These events include the events included for this purpose in Deed of Trust A, with certain changes, as well as additional events, among them failure to deliver the financial statements to the trustee on the dates set out in the deed, a decrease in Bezeq’s holding in the Company below the minimum rate stipulated in the deed (provided that the Company remains a private company), a merger with another company (except for with Bezeq or one of its subsidiaries), or the sale of most of its assets under conditions stipulated in the deed, cancellation of the broadcasting license or termination of communications activities, as well as non-compliance with the financial covenants set out in Deed of Trust B whereby the Company's maximum debt/EBITDA ratio should remain 5.7, as defined above.

The Company’s right to distribute dividends and repay them at the expense of shareholder loans is contingent on compliance with the financial covenants, based on the ratio between the total secured debt and its EBITDA (as these are defined in Deed of Trust B, and subject to the amendment period set out in the deed). In respect of repayment of shareholder loans, there is a further restriction whereby the repayment amount will not exceed the Company’s cumulative net profit from the beginning of 2011 onwards, less the Company's financing expenses for shareholder loans and less repayments or distributions.

In July 2012 the Company issued another series of Debentures (Series B) by way of expansion of the series, in the amount of NIS 10 million, the proceeds of which, together with the funds from the loan for the Bond, were used to repay the long-term bank credit in full.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 14 – DEBENTURES (CONTD.)

C.
In May 2012 a bond was signed by the Company and a number of institutional entities (“the Lenders”) whereby the Lenders extended a loan to the Company in the sum of NIS 392 million (“the 2012 Bond”). The loan was extended to the Company in July 2012, after compliance with the conditions precedent set out in the 2012 Bond and was used (together with the proceeds of the expansion of the Debentures (Series B) which was implemented in that year) to repay the long-term bank credit which the Company had received from the banks up to that date.

The Bond determines various events (similar to those described in Deed of Trust B), the occurrence of which (sometimes after an extension period) could give rise to a call for immediate repayment of the loan, subject to the provisions of the Bond, including immediate repayment (not initiated by the Company) of another series of debentures issued and/or which might be issued by the Company and/or of debts owed by the Company to a financial institution, subject to the conditions set out in the Bond.

Pursuant to the provisions of the Bond, every quarter the Company shall comply with two financial covenants identical to the financial covenants determined in the amended financing agreement (subject to the cure periods and cure conditions set out in the 2012 Bond) and they are: (A) compliance with the maximum debt/EBITDA ratio which is the ratio between the total debt (the Company's debts to financial institutions, as defined in the Bond), as it is at the end of the relevant quarter, and the Company's EBITDA (which is defined in the 2012 Bond as the Company's total operating profit from ordinary operations (excluding financing expenses and taxes), plus depreciation and amortization and plus expenses which are included in the Investments item in the Company's financial statements at December 31, 2010 (whose classification was changed to expenses because of accounting policy or a directive from an authority) and plus provisions and extraordinary non-recurring expenses in the 12 months ending in the relevant quarter; (B) compliance with the maximum debt/E-C ratio which is the ratio between the total debt, as it is at the end of the relevant quarter and the Company's E-C (which according to the 2012 Bond, is the Company's EBITDA in the 12 months ending at the end of said quarter, less the Company's capex at that time). Capex is the sum of the additions to property, plant and equipment, excluding decreases and depreciation, in the 12-month period ending at the end of said quarter.

At December 31, 2012, the maximum debt/EBITDA ratio pursuant to the 2012 Bond was 5. The Company was in compliance with this covenant (at December 31, 2012 the debt/EBITDA ratio was 3). At December 31, 2012 the maximum debt/(E-C ratio pursuant to the 2012 Bond was 9.5. The Company was in compliance with this covenant (at December 31, 2012 the debt/(E-C ratio was 8.9).

The Bond also stipulated restrictions relating to the distribution of dividends and repayment of shareholder loans similar to the restrictions applicable under Deed of Trust B.

For details of the collateral created by the debentures see Note 27.

Repayment dates of the CPI-linked principal

December 31, 2012
NIS thousands
2013	174,305
2014	239,916
2015	239,916
2016	239,916
2017	239,916
2018 and onwards	418,308
1,552,277

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 15 – LOANS FROM SHAREHOLDERS

A.

		December 31,	December 31,
		2012	2011
		NIS thousands	NIS thousands

Balance of the loans based on their nominal terms:
Old shareholder loans (1)	Linked	2,340,213	2,306,939
New shareholder loans (2)
Loans granted until April 27, 2003	Linked and bearing 5.5% interest	439,974	411,047
Loans granted after April 27, 2003	Linked and bearing 11% interest	1,620,177	1,438,455
		4,400,364	4,156,441

Less – excess of amounts of loans over their fair value upon receipt, after cumulative reduction (at the effective interest rate) (3)		(1,314,622)	(1,478,525)
		3,085,742	2,677,916

(1)	The loans do not have a repayment date.

(2)
The loans extended by some of the Company's shareholders from July 10, 2002 ("the New Shareholder Loans"), have preference over the Old Shareholder Loans. In accordance with the agreement, the New Shareholder Loans will be eligible for full settlement by the Company before any dividend is distributed by the Company and/or the repayment of the Old Shareholder Loans extended to the Company by the shareholders, and subject to the Company's cash flows and liabilities under the agreements with the banks and with some debenture holders. The new loans also have no repayment dates.

(3)
The shareholder loans are presented in the financial statements at their fair value when they are received. The fair value of the loans is determined according to the current value of the expected cash flows for repayment of the loans, taking into consideration the dates on which the shareholders may make a first demand for repayment of the loans (in accordance with the restrictions in the agreements with the banks and debenture holders), and the interest rates applicable to loans with similar risks upon receipt of the loans.

In 2007, during the process of rating the Debentures (Series A) with the rating company, the Company undertook to the rating company (and only to it) that it would not make repayment on account of the shareholder loans before the end of the life of the Debentures (Series A).

When a change in the terms of the loans results in a difference of over 10% in the discounted cash flows, the difference between the expected cash flows prior to the change when they are discounted at the interest rate on the date on which the loans are provided, and their discounted value at the interest rate on the date of the change, is recognized in the financing item.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 15 – LOANS FROM SHAREHOLDERS (CONTD.)

A.	(contd.)

The difference between the current value of the new cash flows, when they are discounted at the interest rate on the date of the change, and the old cash flows when they are discounted at the interest rate on the date of the change, is recognized in the capital reserve under equity.

The interest rate on the date of the change is determined in accordance with a professional opinion received by the Company from an external consultant, stating that the interest rate for discounting the interest-free shareholder loans is 15.63%, and the interest rate for discounting the shareholder loans bearing interest at a rate of 5.5% is 15.58%.

When the Debentures (Series B) and the 2012 Bond were issued a restriction was imposed on the Company's right to distribute dividends and repay shareholder loans. . See Note 14. This is not a material change in the terms as set out above, therefore it had no effect on the Company’s financial statements.

B.
In accordance with the agreement between the Company and its shareholders, the shareholders that provided the new shareholder loans were awarded rights to receive additional shares in the Company or options exercisable into Company shares pro rata to their contributions.

Accordingly, these shareholders were allocated additional shares in the Company and options exercisable into Company's shares. The options are exercisable at any time and at no additional consideration, and they are transferable as though they were shares, subject to the approval of the banks according to the financing agreements.

Exercise of the options allocated to Bezeq and changes in certain holdings in the Company are contingent on regulatory approvals. For the ruling regarding non-approval of the merger between Bezeq and the Company, see Note 1.

NOTE 16 – OTHER LONG-TERM TRADE PAYABLES

	December 31,	December 31,
	2012	2011
	NIS thousands	NIS thousands

Open debts	56,900	18,767
Advance revenues	16,999	10,140
Total other long-term trade payables	73,899	28,907
Open debts with related parties	36,923	16,681

In September 2012 agreements were approved to defer part of the payments owed by the Company to Bezeq and Bezeq International by virtue of the previous debt restructuring arrangements between the Company and between them (NIS 27 million and NIS 6 million, respectively). Under the agreements the payments will be deferred for 18 months and in this period the payments will bear interest of prime + 4%.

* Reclassified – see Note 2.G regarding a change in classification.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 17 – EMPLOYEE BENEFITS

Employee benefits include post-employment benefits, termination benefits and short-term benefits.

The Company has defined benefit plans for post-employment benefits and it makes contributions to central severance pay funds and appropriate insurance policies.

The Company also has a defined contribution plan for some of its employees who are subject to Section 14 of the Severance Pay Law, 1963.

	December 31,	December 31,
	2012	2011
	NIS thousands	NIS thousands

Current value of obligations	10,210	11,797
Fair value of plan assets	(4,373)	(5,626)

Liability recognized for a defined benefit plan	5,837	6,171
Other liabilities	11,962	14,869
Total employee benefits	17,799	21,040
Presented under the following items:
Other payables	11,962	14,869
Long-term employee benefits	5,837	6,171
	17,799	21,040

Post-employment benefit plans – defined benefit plan

A.	Change in the current value of the defined benefit obligations

	2012	2011
	NIS thousands	NIS thousands

Balance of obligation in respect of a defined benefit plan at January 1	11,797	11,891
Current service cost	947	1,300
Financing expenses with respect to obligations	420	544
Actuarial losses (gains) recognized in other comprehensive income	2,276	(307)
Benefits paid according to the plan	(5,230)	(1,631)
Balance of obligation at end of year	10,210	11,797

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 17 – EMPLOYEE BENEFITS (CONTD.)

B.	Change in plan assets

	2012	2011
	NIS thousands	NIS thousands

Fair value of plan assets at January 1	5,626	5,195
Amounts deposited in the plan	945	649
Expected return on plan assets	193	256
Actuarial gains (losses) recognized in other comprehensive income	1,041	(387)
Benefits paid according to the plan	(3,432)	(87)
Fair value of plan assets at end of year	4,373	5,626

C.	Expense recognized in profit or loss

	2012	2011	2010
	NIS thousands	NIS thousands	NIS thousands

Current service cost	947	1,300	1,346
Interest for obligation	420	544	650
Expected return on plan assets	(193)	(256)	(353)
	1,174	1,588	1,643

The expense is included in the following items in the statement of income:

	2012	2011	2010
	NIS thousands	NIS thousands	NIS thousands

Cost of sales	520	715	738
Sales and marketing expenses	324	442	460
General and administrative expenses	103	143	148
	947	1,300	1,346

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 17 – EMPLOYEE BENEFITS (CONTD.)

D.	Actuarial gains and losses recognized directly in other comprehensive income

	2012	2011	2010
	NIS thousands	NIS thousands	NIS thousands

Amount accrued at January 1	4,123	4,043	2,508
Amount recognized in the period	1,235	80	1,535
Amount accrued at December 31	5,358	4,123	4,043

E.	Main actuarial assumptions

	2012	2011	2010
	%	%	%

Discount rate at December 31	0.6	1.85	1.7
Future salary increases	2	2	2

Assumptions regarding future mortality rate are based on published statistics and mortality tables.

The expected long-term yield rate on the assets is 1.85%. This rate is based on the asset portfolio as a whole and not on the yield of the separate asset groups. The return is based exclusively on historical returns, without adjustments.

F.	Historical information

	2012	2011	2010
	NIS thousands	NIS thousands	NIS thousands

Present value of the defined benefit obligation	10,210	11,797	11,891
Fair value of plan assets	(4,373)	(5,626)	(5,195)
Deficit in the plan	5,837	6,171	6,696

G.	Post-employment benefit plans – defined contribution plan

	Year ended December 31,
	2012	2011	2010
	NIS thousands	NIS thousands	NIS thousands

Amount recognized as an expense in respect of a defined deposit plan	12,349	11,771	9,526

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 18 – SHARE-BASED PAYMENTS

In September 2008, 4,250,000 options of Bezeq were allocated to the CEO of the Company. The options are exercisable into Bezeq shares at an exercise price of NIS 5.24 per option (the exercise price at the allocation date, adjusted to distribution of dividends by Bezeq as from the allocation date). The fair value of all the options on the allocation date was NIS 10,280,000. The options will vest in three equal annual lots. Up to the reporting date, all three lots have vested.

NOTE 19 – COMMITMENTS

1.	At December 31, 2012, the Company has agreements for the acquisition of broadcasting rights. In the year ended December 31, 2012, acquisition of these rights amounted to NIS 192 million.

2.	At December 31, 2012, the Company has agreements for the acquisition of channels. In the year ended December 31, 2012, expenses for use of channels acquired by the Company amounted to NIS 286 million.

3.
The Company has operational leasing contracts for the buildings it occupies. The primary lease expires in 2014, with an option to extend the lease for another five years. The rental fees are linked to the CPI. The Company also has several other leasing contracts for various periods.

The expected rent for the forthcoming years, calculated according to the rent on December 31, 2012, is as follows:

NIS thousands

2013	10,735
2014 to 2016	11,727

4.
Operating lease

The Company has a number of operating lease agreements for periods of up to 36 months for the vehicles it uses. The balance of the contractual annual lease payments, calculated according to the payments in effect at December 31, 2012, is NIS 16 million.

5.
Royalties

In accordance with the terms of the license, the Company has a liability to pay royalties to the State of Israel, calculated on the basis of income from broadcasting services as defined in the relevant regulations.

In accordance with the Communications Regulations 2006, the rates of applicable royalties are as follows: 2011 – 1%, 2011 – 1.75%, 2012 – 1.75%. From 2013, the rate of royalties is 0%.

6.
Agreement with NDS Limited ("NDS"): The Company entered into several agreements with NDS to acquire services in respect of the Company's encoding, broadcasting and receiving systems and hardware for these services. In 2012 and 2011, the Company's payments to NDS amounted to NIS 38 million and NIS 35 million, respectively.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 19 – COMMITMENTS (CONTD.)

7.
In August 2000, the Company entered into in a three-way contract to purchase decoders from Eurocom Marketing (1986) Ltd. ("Eurocom") and Advanced Digital Broadcast Ltd ("ADB"). Eurocom is an interested party of the Company.

In 2012 and 2011, the Company's payments to Eurocom for the purchase of decoders amounted to NIS 89 and NIS 102 million, respectively.

The Company purchases HD Zapper decoders from another supplier under an agreement from August 2011. In 2012 the Company’s payments to this supplier totaled NIS 19 million while the Company has not yet paid this supplier for 2011.

8.
The Company entered into an agreement with Space Communications Ltd. to receive space segment capacity. The agreements are not dependent on the use of specific space segments and Space’s ability to supply the service by means of other segments which meet the Company's requirements. The transaction is therefore presented as a transaction for the receipt of services. Space is an interested party of the Company.

In 2012 and 2011, the Company's payments to Space amounted to NIS 108 million and NIS 100 million, respectively.

9.
In October 2012 the Company signed a settlement agreement with the Union of Composers, Songwriters and Publishers of Israeli Music Ltd. ("ACUM"), regulating the disputes which had arisen between ACUM and the Company in relation to the sum of additional royalties owed by the Company (over and above the advance payment already made) for the years 2003 to 2011. The annual royalty rates to be billed to the Company for the years 2012 to 2016 were also regulated.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 20 – CONTINGENT LIABILITIES

1.	Guarantees

To assure its obligations, the Company has made available collateral in the amount of NIS 42 million (including guarantees to the State of Israel in the amount of NIS 40 million).

2.	Legal claims

Various legal claims have been filed or are pending against the Company (in this section: Legal claims”).

In the opinion of the management of the Company, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements (Note 13) include appropriate provisions, where provisions are required to cover the exposure resulting from such claims.

The additional exposure at December 31, 2012, owing to legal claims filed against the Company amounts to NIS 201,535,000. These amounts and all the amounts of the claims in this Note are before the addition of interest and linkage.

Below are details of the material contingent claims against the Company at December 31, 2012, classified into groups with similar characteristics.

A.	Employee claims

During the normal course of business, collective and individual claims were filed against the Company by employees and former employees of the Company. These are claims which are primarily allegations of non-payment of salary components and delay in salary payment. At December 31, 2012, the total amount of these claims amounted to NIS 54,980,000. In the opinion of the management of the Company, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, appropriate provisions amounting to NIS 1,550,000 have been included in the financial statements, where provisions are required to cover the exposure resulting from such claims.

B.	Customer claims

During the normal course of business, claims were filed against the Company by its customers. These are mainly motions for certification of class actions and the ensuing claims concerning the alleged unlawful collection of payment and impairment of the services provided by the Company. At December 31, 2012, these claims amount to NIS 146,155,000. In the opinion of the management of the Company, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 3,038,000, where provisions are required to cover the exposure resulting from such claims.

After the balance sheet date, a settlement agreement for two class actions whose claims totaled NIS 32,608,000 was given the force of a court judgment.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 20 – CONTINGENT LIABILITIES (CONTD.)

2.	Legal claims (contd.)

C.	Supplier and communication provider claims

During the normal course of business, various legal claims have been filed against the Company by suppliers who supply the Company with goods and/or services. The main claim was filed for alleged damage caused to a supplier as a result of the Company's negligence.

At December 31, 2012, these claims amounted to NIS 400,000. The Company's lawyers believe that financial resources will not be needed to dismiss these claims.

NOTE 21 – EQUITY

A.	Share capital

The equity consists of ordinary shares of NIS 1 par value each, as follows:

	December 31,	December 31,
	2012	2011
	Number of shares and amount in NIS thousands

Issued and paid up share capital	29	29
Registered capital	39	39

B.	Option warrants for shareholders

See Note 15(B).

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 22 – COST OF REVENUES

	Year ended December 31
	2012	2011	2010
	NIS thousands	NIS thousands	NIS thousands

Wages, salaries and incidentals	145,811	148,746	148,545
Content costs	317,301	277,505	350,688
Utilized broadcasting rights	153,959	147,116	168,799
Use of space segments	92,348	85,278	89,990
Depreciation and amortization	201,541	220,180	237,260
Car allowance	21,406	26,601	25,409
Royalties	16,948	17,438	10,944
Other	117,773	105,304	97,213
	1,067,087	1,028,168	1,128,848

NOTE 23 – SALES AND MARKETING EXPENSES

	Year ended December 31
	2012	2011	2010
	NIS thousands	NIS thousands	NIS thousands

Wages, salaries and incidentals	61,665	41,662	29,805
Advertising	70,435	61,846	67,624
Marketing consultation	1,728	1,662	1,729
Car allowance	9,180	8,561	8,786
Depreciation and amortization	19,181	34,829	32,165
Other	4,085	4,177	3,093
	166,274	152,737	143,202

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 24 – GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31
	2012	2011	2010
	NIS thousands	NIS thousands	NIS thousands

Wages, salaries and incidentals	61,103	57,073	54,347
Share-based payment	-	889	2,460
Professional consultation and fees	11,196	11,107	10,100
Rental and maintenance fees	15,734	13,983	13,181
Depreciation and amortization	27,528	21,384	15,307
Provisions for doubtful and bad debts	1,116	1,933	805
Subcontractors (mainly for system maintenance)	17,534	20,661	20,462
Other	15,673	16,006	15,899
	149,884	143,036	132,561

NOTE 25 - FINANCING EXPENSES, NET

Recognized in profit or loss

	Year ended December 31
	2012	2011	2010
	NIS thousands	NIS thousands	NIS thousands

Income from interest on bank deposits	(817)	(981)	(316)
Change in fair value of financial assets at fair value through profit and loss	(140)	(5,378)	(351)
Other financing income	(902)	(16,804)	(8,646)
Financing income recognized in profit and loss	(1,859)	(23,163)	(9,313)

Expenses for shareholder loans	243,923	263,263	228,464
Expenses for discounting of shareholder loans	163,904	114,266	90,035
Change in fair value of financial assets at fair value through profit and loss	361	4,250	7,244
Interest expenses for financial liabilities measured at reduced cost	110,250	114,649	127,544
Expenses for linkage differences	21,887	31,283	19,449
Expenses from exchange rate changes	6,021	6,221	277
Other financing expenses	16,911	12,588	27,070
Financing income recognized in profit and loss	563,257	546,520	500,083

Net financing expenses recognized in profit and loss	561,398	523,357	490,770

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 26 – INCOME TAX

        A.   Deferred tax assets and liabilities

At the balance sheet date, the Company has losses and deductions for inflation of NIS 5 billion for tax purposes carried forward to the next year (in 2011, NIS 4.8 billion).

Loss balances and deductions carried forward to the next year are linked to the CPI until the end of 2007.

The deductible temporary differences and tax losses do not expire under current tax legislation. The Company does not create deferred tax assets since it is not probable that future taxable profit will be available against which it can utilize the benefits.

B.	Tax assessments

The Company has received final tax assessments up to and including 2008.

C.	Theoretical tax note

The main reconciling item between the Company's statutory tax rate and the effective tax rate is the difference arising from non-recognition of tax benefits for losses accrued by the Company. The above losses are not recognized because of the Company's uncertainty regarding realization of these tax benefits.

NOTE 27 – LIABILITIES SECURED BY LIENS AND RESTRICTIONS IMPOSED WITH RESPECT TO LIABILITIES

A.	The Company’s secured liabilities and collateral are as follows:

	December 31,	December 31,
	2012	2011
	NIS thousands	NIS thousands

Debentures	1,539,145	1,178,300
Borrowings from banks (1)	69,322	423,677
Guarantees	41,709	41,302

1.
The Company is a party to a financing agreement with a bank consortium from May 23, 2001, which was amended and re-expressed in July 2012 (respectively: “the Bank Financing Agreement” or “the Financing Agreement” or “the Banks”). When the amended Financing Agreement took effect, the Company repaid all the long-term bank credit granted to it until that date, (see Note 14).

Under the Financing Agreement a credit facility of NIS 170 million was granted to the Company until the end of 2015 as well as a hedging facility of USD 10 million. Use of these frameworks is restricted to the Company's total working capital requirements calculated on the basis of the formula determined in the amended Financing Agreement which is dependent on the balance of the Company's receivables, its unused broadcasting rights, the depreciated cost of the decoders and its balance of payables pursuant to the financial statements.

Under the amended Financing Agreement, the Company has to comply with two financial covenants similar to the 2012 Bond every quarter – see Note 14 (C).

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 27 – LIABILITIES SECURED BY LIENS AND RESTRICTIONS IMPOSED WITH RESPECT TO LIABILITIES (CONTD.)

Under the amended Financing Agreement there are restrictions relating to repayment of shareholder loans and distributions which are set out in the 2012 Bond (as described in Note 14), This is instead of the restrictions which had been applicable until now in relation to repayment of shareholder loans and the prohibition on distributions.

The amended Financing Agreement also sets out grounds for immediate repayment, including various breaches of the Financing Agreement, engaging in non-communications activity, liquidation and receivership proceedings against the Company, cancellation or suspension of the broadcasting license, unauthorized changes of ownership, breach of material agreements defined in the Financing Agreement, immediate recall or the existence of grounds for immediate recall of amounts owed by the Company to debenture holders, other banks or financial institutions as well as non-compliance with the financial covenants set forth in the Financing Agreement. The amended Financing Agreement also stipulates that the creation of liens and raising of debt secured by liens (excluding exceptional instances) is conditional upon the receipt of consent from the banks.

The Financing Agreement also determines mechanisms for the raising and lowering of interest rates.

B.	1. The Company created the following liens in favor of each one of Trustee A, Trustee B and the Lenders pursuant to the 2012 Bond (“the Institutional Lenders”):

1.1
Floating first liens, unlimited in amount, on all the Company's assets (excluding exceptions arising from the Communications Law), which contain a condition limiting the creation of additional liens (subject to the exceptions stipulated in the Financing Agreements);

1.2
Fixed first liens, unlimited in amount, on the Company's rights and assets including its rights under material agreements to which it is party, its unissued registered capital, its goodwill, certain intellectual property rights and insurance rights to which it is entitled under the insurance policy issued for it. These fixed liens will not apply to the exceptions arising from the provisions of the Communications Law.

In this section, jointly: “the Collateral”:

2.
The Collateral is in the form of first liens equal (pari passu) to each other. The creation by the Company of additional liens in favor of the banks is subject to consent from the Institutional Lenders unless these liens are also recorded in favor of the Institutional Lenders. In the event that the Collateral is realized and/or the assets secured by the Collateral are realized, including by holders of other securities who receive a lien on those assets, the receipts from the exercise will be distributed pro rata among all the holders of the Collateral, whereby each holder will receive a proportionate share of the receipts equal to the proportionate share of the debt owed to it (as defined in the Financing and Debenture Agreements) divided by the total debt secured by said assets.

C.
Under the provisions of Deed of Trust B, if Bezeq gives Trustee B a guarantee for the Company's liabilities to the holders of Debentures (Series B), and as long as Bezeq's rating does not drop below its rating or its equivalent in another rating company (the higher of the two), then, henceforth the Collateral created by the Company in favor of Trustee B will be canceled, the restriction on the expansion of the series and the issue of additional securities secured by the same Collateral will be canceled, the restriction on the repayment of shareholder loans and distribution of dividends will be canceled, and some of the grounds for immediate repayment available to Trustee B under Deed of Trust B will also be canceled. Moreover, increases in interest caused by a rating downgrade, if any, will also be canceled.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 28 - FINANCIAL RISK MANAGEMENT

A.	General

The Company is exposed to the following risks arising from the use of financial instruments:

•	Credit risk

•	Liquidity risk

•	Market risk

This Note describes the Company’s exposure to each of the above risks, and the Company’s objectives, policies and processes in respect of risk management and measurement.

B.	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises mainly from debt balances of trade receivables.

Management has a credit policy and the Company's exposure to credit risks is monitored on a regular basis.
The Company regularly monitors trade receivables and the financial statements include provisions for doubtful debts which properly reflect, in management’s estimation, the loss inherent in debts for which collection is uncertain.

C.	Liquidity risk

Liquidity risk is the risk of the Company being unable to meet its financial liabilities repayable by cash or other financial asset. The Company’s approach to managing liquidity risk is to ensure, as far as possible, the degree of liquidity that is sufficient to meet its liabilities on time, under normal conditions and stressful conditions, without causing it unexpected losses or harming its goodwill.

D.	Market risk

Market risk is the risk that changes to market prices such as exchange rates and interest rates will impact the Company's revenues or the value of its holdings in financial instruments. The objective of market risk management is to manage and supervise the exposure to market risks under standard parameters, by maximizing the risk yield.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 29 - FINANCIAL INSTRUMENTS

A.	Credit risk

(1)	Exposure to credit risk

The carrying amount of the financial assets represents the maximum credit exposure. The maximum exposure to credit loss at the reporting date is described in the table below:

	December 31,	December 31,
	2012	2011
	NIS thousands

Trade receivables	163,043	159,596
Other receivables	1,254	7,167
	164,297	166,763

(2)	Aging of debts and impairment losses

	December 31,	December 31,
	2012	2011
	NIS thousands

Not past due	154,240	154,211
Past due up to one year	8,984	8,749
Past due one to two years	2,106	4,788
Past due more than two years	6,477	6,390
	171,807	174,138
Less provision for doubtful debts	(7,510)	(7,375)
Total	164,297	166,763

(3)	Changes in provision for doubtful and bad debts:

	December 31,	December 31,
	2012	2011
	NIS thousands

Balance at January 1	7,375	7,700
Decrease	135	(325)
Balance at December 31	7,510	7,375

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 29 - FINANCIAL INSTRUMENTS (CONTD.)

B.	Liquidity risk

Below are the contractual repayment dates of financial liabilities, including interest payments. This aging does not include amounts where offset agreements exist.

	December 31, 2012
	Carrying amount	Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than five years
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Non-derivative financial liabilities:
Credit from banks at variable interest - overdraft	69,322	69,322	69,322
Debentures, including accrued interest	1,572,945	1,987,962	85,754	194,999	334,506	900,536	472,168
Loans from shareholders	3,085,742	4,400,364	-	-	-	-	4,400,364
	4,728,009	6,457,648	155,076	194,999	334,506	900,356	4,872,532

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 29 - FINANCIAL INSTRUMENTS (CONTD.)

B.	Liquidity risk (contd.)

	December 31, 2011
	Carrying amount	Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than five years
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Non-derivative financial liabilities:
Credit from banks at variable interest – on call	441	441	441	-	-	-	-
Credit from banks at variable interest – long-term loan	86,334	97,392	12,558	13,123	25,220	46,491	-
Credit from banks at fixed interest	343,017	393,446	36,062	55,655	106,607	195,122	-
Debentures, including accrued interest	1,208,140	1,556,143	42,633	99,850	219,217	776,955	417,488
Loans from shareholders	2,677,916	4,156,469	-	-	-	-	4,156,469
	4,315,848	6,203,891	91,694	168,628	351,044	1,018,568	4,573,957

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 29 - FINANCIAL INSTRUMENTS (CONTD.)

C.	CPI and foreign currency risks

(1)	Foreign currency and CPI risk for the Company’s financial instruments are as follows:

	December 31, 2012
	Unlinked	CPI-linked	In foreign currency or foreign currency linked (mainly USD)	Non-monetary items	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Current assets
Trade receivables	161,722	-	1,321	-	163,043
Other receivables	1,252	2	-	420	1,674
Total current assets	162,974	2	1,321	420	164,717
Current liabilities
Borrowings from banks	69,322	-	-	-	69,322
Current maturities for debentures	-	174,305	-	-	174,305
Suppliers and service providers	252,250	1,404	142,918	-	396,572
Other payables	112,897	36,210	-	23,305	172,412
Provisions	1,299	4,901	-	-	6,200
Total current liabilities	435,768	216,820	142,918	23,305	818,811
Non-current liabilities
Debentures	-	1,364,840	-	-	1,364,840
Shareholder loans	-	3,085,742	-	-	3,085,742
Long-term payables	56,159	741	-	16,999	73,899
Total non-current liabilities	56,159	4,451,323	-	16,999	4,524,481
Surplus liabilities over assets	328,953	4,668,141	141,597	39,884	5,178,575

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 29 - FINANCIAL INSTRUMENTS (CONTD.)

C.	CPI and foreign currency risks (contd.)

(1)	Foreign currency and CPI risk for the Company’s financial instruments are as follows: (contd.)

	December 31, 2011*
	Unlinked	CPI-linked	In foreign currency or foreign currency linked (mainly USD)	Non-monetary items	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Current assets
Cash and cash equivalents	13,325	-	-	-	13,325
Trade receivables	159,128	-	468	-	159,596
Receivables and debt balances	7,165	2	-	853	8,020
Total current assets	179,618	2	468	853	180,941
Current liabilities
Borrowings from banks	85,998	-	-	-	85,998
Current maturities for debentures	-	57,494	-	-	57,494
Suppliers and service providers	277,987	7,004	124,307	-	409,298
Other payables	93,759	40,238	16,054	17,009	167,060
Provisions	34,690	5,957	-	-	40,647
Total current liabilities	492,434	110,693	140,361	17,009	760,497
Non-current liabilities
Debentures	-	1,120,806	-	-	1,120,806
Bank loans	337,679	-	-	-	337,679
Shareholder loans	-	2,677,916	-	-	2,677,916
Long-term payables	16,681	2,085	-	10,141	28,907
Total non-current liabilities	354,360	3,800,807	-	10,141	4,165,308
Surplus liabilities over assets	667,176	3,911,498	139,893	26,297	4,744,864

* Reclassified – see Note 2.G regarding a change in classification.

(2)	CPI and material currencies:

	December 31,	December 31,	Change (%)	Change (%)
	2012	2011	2012	2011

CPI in points	117.87	115.97	1.64	2.16
USD exchange rate per 1 USD	3.733	3.821	(2.3)	7.7
Euro exchange rate per 1 Euro	4.921	4.938	(0.34)	4.2

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 29 - FINANCIAL INSTRUMENTS (CONTD.)

D.	Interest rate risk

Types of interest of the Company's interest-bearing financial instruments:

	Carrying amount	Carrying amount
	2012	2011
	NIS thousands	NIS thousands

Fixed-interest instruments
Other receivables	271	-
Financial liabilities	3,678,513	4,199,234
Total	3,678,242	4,199,234

Variable-interest instruments
Financial liabilities	36,923	86,775

E.	Fair value compared to carrying amount

The carrying amount of assets and liabilities correspond with or are close to their fair values.

Fair value of financial assets and liabilities which are not stated at fair value are as follows:

	2012		2011
	Carrying amount	Fair value	Carrying amount	Fair value
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Bank loans	69,322	69,322	423,235	405,664
Debentures, including accrued interest	1,572,945	1,706,884	1,208,140	1,138,728
	1,642,267	1,776,206	1,631,375	1,544,392

See Note 4 regarding the basis for determining fair value.

The interest rates used to discount estimated cash flows, where applicable, are based on the government yield curve similar to that of the Company.

F.	Derivative financial instruments

The Company has limited involvement in derivative financial instruments. The Company contracts such transactions to hedge its cash flows.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 29 - FINANCIAL INSTRUMENTS (CONTD.)

G.	Sensitivity analysis

Below are sensitivity analyses for changes in the main market risks where changes will alter the values of assets and liabilities and affect the Company's net profit and equity.

(1)	Sensitivity to changes in the CPI

The Company has financial instruments that are sensitive to changes in the CPI such as debentures and customer deposits. The sensitivity analysis of 5% and 10% refers to the rate of deviation from an inflation assessment of 2% per year, based on the Inflation Target Center at the Bank of Israel.

Sensitivity analysis at December 31, 2012

Deviation rate from inflationary target	10%	5%	(5%)	(10%)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Effect on equity and net profit	(9,600)	(4,800)	4,800	9,600

Sensitivity analysis at December 31, 2011

Deviation rate from inflationary goal	10%	5%	(5%)	(10%)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Effect on equity and net profit	(7,680)	(3,840)	3,840	7,680

(2)	Sensitivity analysis of changes in exchange rates

The Company has financial instruments that are sensitive to changes in the exchange rates of the US dollar and/or the euro against the shekel. The sensitivity analysis of 5% and 10% refers to the rate of change in the exchange rate.

Sensitivity analysis at December 31, 2012

Change in NIS/USD exchange rate (in NIS)	10%	5%	(5%)	(10%)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Effect on equity and net profit	(13,876)	(6,938)	6,938	13,876

Sensitivity analysis at December 31, 2011

Change in NIS/USD exchange rate (in NIS)	10%	5%	(5%)	(10%)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Effect on equity and net profit	(13,990)	(6,995)	6,995	13,990

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 30 – TRANSACTIONS AND BALANCES WITH INTERESTED AND RELATED PARTIES

A.	Transactions with interested and related parties

	December 31,
	2012	2011	2010
	NIS thousands	NIS thousands	NIS thousands

Revenues	376	1,446	1,165
Cost of revenues (1)	104,129	98,729	101,251
Administrative and general expenses	4,015	2,075	2,376
Financing expenses	412,495	384,074	320,032
Salary and benefits for interested parties employed by the Company	2,815	3,682	5,802

(1)	The expenses consist primarily of space leasing costs from an interested party, (see Note 19).

B.	Balances with related parties

	December 31, 2012	December 31, 2011
	NIS thousands	NIS thousands

Shareholder loans (see Note 15)	3,085,742	2,677,916
Current liabilities	89,441	119,055
Non-current liabilities	36,923	16,681
Receivables and debt balances	2,326	1,944

NOTE 31 –  APPOINTMENT OF THE CHAIRMAN OF THE BOARD FOR THE FINANCIAL STATEMENTS APPROVAL MEETING

On the date of approval of the financial statements, the Company’s board of directors does not have an incumbent chairman. Consequently, on March 5, 2013, the Company’s board of directors authorized David Efrati, a director in the Company, to serve as chairman of the board of directors’ meeting convened to approve and to sign the Company’s financial statements at December 31, 2012.